UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
ChannelAdvisor Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
159179100
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 159179100

1	NAME OF REPORTING PERSON Altai Capital Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,213,583
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,213,583
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON IA,PN

CUSIP No.: 159179100

1	NAME OF REPORTING PERSON Altai Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,213,583
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,213,583
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON HC,OO

CUSIP No.: 159179100

1	NAME OF REPORTING PERSON Rishi Bajaj I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,213,583
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,213,583
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON HC,IN

CUSIP No.: 159179100
ITEM 1(a).	NAME OF ISSUER: ChannelAdvisor Corporation (the "Issuer")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 3025 Carrington Mill Boulevard, Morrisville, North Carolina 27560
ITEM 2(a).	NAME OF PERSON FILING:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the "Investment Manager"), which serves as the investment manager of certain investment funds (the "Funds") with respect to the Shares (as defined in Item 2(d) below) held in such Funds’ respective accounts;

(ii) Altai Capital Management, LLC, a Delaware limited liability company ("IMGP"), which serves as the general partner of Investment Manager with respect to the Shares held in such Funds’ respective accounts; and

(iii) Mr. Rishi Bajaj, who serves as managing principal of Investment Manager and member of IMGP with respect to the Shares held in the Funds’ respective accounts.

This Statement relates to Shares (as defined herein) held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company ("Osprey") and certain accounts separately managed by Investment Manager (the "Separately Managed Accounts"). Investment Manager serves as investment manager to Osprey and the Separately Managed Accounts. Investment Manager, IMGP and Mr. Bajaj are hereinafter sometimes collectively referred to as the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Shares held for the account of Osprey and the Separately Managed Accounts.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the business office of each of the Reporting Persons is 4675 MacArthur Court, Suite 1500, Newport Beach, California 92660.
ITEM 2(c).	CITIZENSHIP: (i) Investment Manager is a Delaware limited partnership; (ii) IMGP is a Delaware limited liability company; and (iii) Mr. Bajaj is a citizen of the United States of America.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share (the "Shares")
ITEM 2(e).	CUSIP NUMBER: 159179100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 2,213,583 Shares held for the account of Osprey and the Separately Managed Accounts.
(b) Percent of class:
As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.9% of Shares outstanding. (There were 28,082,503 Shares outstanding as of February 1, 2020, according to the Issuer’s annual report on Form 10-K filed on February 12, 2020).

(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Investment Manager: 0 IMGP: 0 Mr. Bajaj: 0
(ii) shared power to vote or to direct the vote:
Investment Manager: 2,213,583 IMGP: 2,213,583 Mr. Bajaj: 2,213,583
(iii) sole power to dispose or direct the disposition of:
Investment Manager: 0 IMGP: 0 Mr. Bajaj: 0
(iv) shared power to dispose or to direct the disposition of:
Investment Manager: 2,213,583 IMGP: 2,213,583 Mr. Bajaj: 2,213,583
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See disclosure in Items 2 and 4 hereof. Osprey has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See disclosure in Item 2 hereof.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item 8 is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item 9 is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 159179100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13 2020	Altai Capital Management, L.P. By: /s/ Rishi Bajaj Name: Rishi Bajaj Title: Authorized Signatory
February 13 2020	Altai Capital Management, LLC By: /s/ Rishi Bajaj Name: Rishi Bajaj Title: Authorized Signatory
February 13 2020	Rishi Bajaj By: /s/ Rishi Bajaj Name: Rishi Bajaj Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).